Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

July 16, 2007

VIA FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Michael McTiernan, Special Counsel

Apple REIT Eight, Inc.

Registration Statement on Form S-11

File No. 333-140548

Dear Mr. McTiernan:

Enclosed are letters from Apple REIT Eight, Inc. and its managing dealer, David Lerner Associates, Inc., requesting acceleration of the effectiveness of the referenced registration statement.

Very truly yours,

/s/ Martin B. Richards

MBR/smk

Enclosures

APPLE REIT EIGHT, INC.

814 East Main Street

Richmond, Virginia 23219

July 16, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Michael McTiernan, Special Counsel

Re:	Apple REIT Eight, Inc.

File No. 333-140548

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned issuer (the “Issuer”) requests acceleration of the effective date of the Issuer’s Registration Statement on Form S-11, Registration No. 333-140548, to July 19, 2007, at 10:00 a.m., or as soon thereafter as practicable.

Sincerely,

APPLE REIT EIGHT, INC.

By:	/s/ David S. McKenney
David S. McKenney
President of Capital Markets

[David Lerner Associates Letterhead]

July 16, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Michael McTiernan, Special Counsel

Apple REIT Eight, Inc.

File No. 333-140548

Dear Mr. McTiernan:

Pursuant to Rule 461 under the Securities Act of 1933, David Lerner Associates, Inc. as Manager Dealer for Apple REIT Eight, Inc., as the issuer (the “Issuer”), requests acceleration of the Issuer’s Registration Statement on Form S-11, Registration No. 333-140548, to July 19, 2007 at 10:00 a.m., or as soon thereafter as practicable.

Sincerely,

David Lerner Associates, Inc.

By:	/s/ Alan P. Chodosh
Alan P. Chodosh
Senior Vice President and CFO

APPLE REIT EIGHT, INC.

814 East Main Street

Richmond, Virginia 23219

July 16, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Michael McTiernan, Special Counsel

Re:	Apple REIT Eight, Inc.

File No. 333-140548

Ladies and Gentlemen:

By separate letter of the same date as this letter, Apple REIT Eight, Inc. (the “Issuer”) has, pursuant to Rule 461 under the Securities Act of 1933, requested acceleration of the effective date of the Issuer’s Registration Statement on Form S-11, Registration No. 333-140548, to July 19, 2007, at 10:00 a.m., or as soon thereafter as practicable.

In connection with its request for acceleration of the effective date of its Registration Statement, the undersigned understands and acknowledges that it is responsible for the accuracy and adequacy of the disclosures made in the Registration Statement.

The undersigned Issuer further understands and acknowledges as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

APPLE REIT EIGHT, INC.

By:	/s/ David S. McKenney
David S. McKenney
President of Capital Markets